Exhibit 99.1

Chairman’s Address 2024 Annual General Meeting

Good morning, everyone, and thank you for joining us today here in Melbourne.

It is my pleasure to share with you my Chairman's address for Alterity Therapeutics Fiscal Year 2024 Annual General Meeting.

This has been a year of significant progress and achievement for Alterity, marked by important milestones in our mission to develop disease-modifying therapies for people with neurodegenerative diseases, particularly those related to Parkinson’s disease.

The most significant of these achievements is the impending completion of our ATH434-201 Phase 2 clinical trial in early-stage Multiple System Atrophy, or MSA. This is our randomized, double-blind, placebo-controlled trial that enrolled patients in six countries and progressed on schedule.

Over the course of the trial, the Independent Data Monitoring Committee consistently found there were no safety concerns related to ATH434, allowing us to continue the study as planned. We expect the last patient visit to occur this month, which is the final milestone we need to report the topline results for this study in January of 2025.

During FY24, we also released promising preliminary results for our ATH434-202 open-label biomarker study in patients with advanced MSA. While the number of participants was small, the results were very encouraging. The data showed improvements in clinical measures, as well as stable levels of iron and neuronal injury markers, providing strong support for the potential of ATH434 to slow the progression of this very aggressive disease. We expect to deliver the full results of the 202 trial in the first half of calendar year 2025.

Beyond our clinical trials, we also continue to generate compelling preclinical data. Our research demonstrating ATH434's ability to reduce Parkinson's symptoms in a primate model reinforces our confidence in its therapeutic potential.

Our bioMUSE Natural History Study also continues to generate valuable data to enhance our understanding of MSA and its progression over time. The data we gathered so far has been invaluable in supporting the optimization of our Phase 2 studies of ATH434. Uniquely in this study, we have leveraged state-of-the-art Machine Learning technology to develop a novel imaging biomarker for assessing brain volume in regions affected in MSA.

The promising data from all of our studies have provided the opportunity to engage with the scientific community and present our results at major medical and scientific conferences throughout the year. This ongoing dialogue is essential for fostering collaborations and expanding awareness of our development programs within the broader medical and business communities.

The coming year promises to be pivotal for Alterity, with topline data expected from both of our Phase 2 clinical trials in MSA. I extend my sincere gratitude to our dedicated employees, our valued partners, and our supportive shareholders. Your contributions are essential to our success. We are confident that FY25 will be another year of significant progress for Alterity as we continue to strive toward our goal of bringing innovative therapies to patients with neurodegenerative diseases.

Thank you.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorised by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Ana Luiza Harrop

we-aualteritytherapeutics@we-worldwide.com

+61 452 510 255

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company's intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.